Exhibit 12.1
METTLER TOLEDO INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS OF DOLLARS)

	Year ended December 31,					Three months ended
	2008	2007	2006	2005	2004	March 31, 2009

Earnings before taxes	$266,069	$242,867	$204,847	$160,184	$154,224	$35,033
Fixed charges:
Interest expense (including amortization of deferred financing fees)	25,390	21,003	17,492	14,880	12,888	5,241
Rentals (a)	12,120	10,962	10,392	10,223	9,814	3,030

Total fixed charges	$37,510	$31,965	$27,884	$25,103	$22,702	$8,271

Earnings before taxes and fixed charges	$303,579	$274,832	$232,731	$185,287	$176,926	$43,304

Ratio of earnings to fixed charges	8.1	8.6	8.3	7.4	7.8	5.2

(a)	One-third of rental expense under operating leases (the portion that has been deemed by us to be representative of an interest factor).